SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————

Herbert H. Sommer	Telephone (516) 228-8181
Joel C. Schneider	Facsimile (516) 228-8211

June 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:          bioMETRX, Inc.
Amendment No. 1
Registration Statement on Form SB-2
Filed April 24, 2007
File No. 333-140628

Dear Mr. Owings:

This letter sets forth the responses of bioMETRX, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) by letter dated May 14, 2007 concerning the Company’s Registration Statement on Form SB-2 (File No. 333-140628) filed with the Commission on April 24, 2007 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated May 14, 2007. Please note that we also updated the Registration Statement to include the Company’s financial statements for the quarter ended March 31, 2007.

General

1.
We note that you are registering the sale of 8,575,437 of shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

Securities and Exchange Commission
June 8, 2007

●	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

●	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

●	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

●	Any relationships among the selling shareholders;

●
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

●	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

●	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Please be advised that we disagree with the Staff’s position that these transactions appear to be a primary offering.

To begin, the Company has reduced the number of shares it is registering from 8,575,437 to 1,550,000 which represents 50% of the shares underlying the Convertible Notes and Debentures in the aggregate principal amount of $3,100,000. As of June 1, 2007 there were 10,067,030 shares of the Company’s common stock issued and outstanding of which 4,909,175 shares are held by affiliates. Accordingly, there are 5,157,855 shares held by non-affiliates and deemed to be in the public float. The 1,550,000 shares represents approximately 30% of the public float.

In regard to the analysis the Commission suggests, please be advised of the following:

•	There are nine selling shareholders listed below with their relative percentage of the overall offering:

Securities and Exchange Commission
June 8, 2007

Name	No. of Shares	% of Offering

Whalehaven Capital	250,000	16.1%
Nite Capital	75,000	4.8%
Lighthouse Capital	62,500	4.0%
Peter Thompson	62,500	4.0%
Alpha Capital	200,000	12.9%
Linden Growth	150,000	9.7%
Linden Growth Master Fund	225,000	14.5%
BridgePointe	500,000	32.3%
Oster Capital	25,000	1.6%

The shares being registered represent 50% of the number of shares underlying the respective selling shareholders Note/Debenture. No shareholder was given any preferential treatment relative to the registration and each shareholder’s number of shares being registered was reduced at the same relative percentage and method.

•
The date on which each selling shareholder received their Note/Debentures is listed below. Each selling shareholder received the respective Note/Debenture upon payment to the Company of the full principal amount of the respective Note/Debenture.

Name	Date Received	Payment Date

Whalehaven Capital	June 29, 2006	payment received by the company on April 28, 2006
Nite Capital	June 29, 2006	payment received by the company on April 28, 2006
Lighthouse Capital	June 29, 2006	June 29, 2006
Peter Thompson	June 29, 2006	June 29, 2006
Alpha Capital	June 29, 2006	June 29, 2006
Linden Growth	June 29, 2006	June 29, 2006
Linden Growth Master Fund	January 5, 2007	January 5, 2007
BridgePointe	January 5, 2007	January 5, 2007
Oster Capital	January 5, 2007	January 5, 2007

Of the nine (9) selling shareholders six (6) have held their securities for in excess of 11 months and the remaining selling shareholders have held their securities for 5 months. Accordingly, we are of the opinion that these securities have come to rest.

•
None of the selling shareholders had any relationship to the Company prior to their respective purchases of the Company’s securities. In addition, by agreement none of the selling shareholders can hold more than 4.99% of the Company’s common stock at any given time. Nor is any affiliate of the selling shareholders an officer/director of the Company. In addition, none of the selling shareholders control, individually or in concert, the affairs of the Company.

Securities and Exchange Commission
June 8, 2007

•	Linden Growth Partners LLP and Linden Growth Partners Master Fund LLP are affiliated entities. None of the other selling shareholders have any affiliation.

•
The Company received $1,550,000 less $155,000 in commissions paid to First Montauk Securities Corp. Based on the closing price on June 6, 2007 of $1.40 per share as reported on the OTC - Bulletin Board, the dollar value of the shares being registered is $2,170,000.

•	The conversion price of the Notes/Debentures is $1.00, therefore the discount is $.40 per share based on the last sale price of $1.40 on June 6, 2007.

•	Based on our knowledge, each of the selling shareholders are investors and therefore engage from time to time in the buying and selling of securities.

Based on the foregoing, we believe that the transaction is eligible to be made under Rule 415(a)(1)(i).

Payments Made In Connection With The Convertible Note Offering…, page 48

2.
We note your disclosures and chart in response to comment 2 in our letter dated March 9, 2007. Please provide additional disclosures so that a reader not familiar with our comment letter can follow your disclosures. For example, explain the relevance of each column. In this regard, provide an explanation of the forbearance note allocation.

We have provided additional disclosures in the form of footnotes to the table(s) so that a reader not familiar with the SEC’s comments can follow the disclosures. In that regard, we provided a footnote explaining the forbearance note allocation.

Comparison Of Company Proceeds From Convertible Notes…, page 49

3.
We note your response to comment 5 in our letter dated March 9, 2007. We reissue our comment in part. Please disclose, consistent with your prior disclosures, as a percentage, the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

We have disclosed, consistent with our prior disclosures, as a percentage, the total amount of all possible payments and total possible discount to the market price of the shares underlying the convertible Note/Debenture divided by the net proceeds to the issuer from the sale of the convertible Note/Debenture, as well as the amount of that resulting percentage averaged over the term of the convertible Notes.

Securities and Exchange Commission
June 8, 2007

4.	Please remove your references to our comments from your disclosure and include here an explanation of the disclosure so that a reader not familiar with our comments can follow your disclosure.

We have removed the references to the SEC’s comments from our disclosure and we have added language to the readings in the table further explaining the disclosure so that readers not familiar with the SEC’s comments can follow the disclosure.

We trust that the foregoing appropriately addresses the issues raised by your letter of comments dated May 14, 2007. If you have any additional comments, please address them to me on behalf of bioMETRX.

Very truly yours,

/s/ Joel C. Schneider

Joel C. Schneider